Exhibit 99.2

Pyxis Tankers Inc. Announces Financial Results for the Three Months and Year Ended December 31, 2018

Maroussi, Greece, March 21, 2019 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”) an emerging growth pure play product tanker company, today announced unaudited results for the three months and year ended December 31, 2018.

Summary

For the three months ended December 31, 2018, our time charter equivalent revenues were $4.4 million which contributed to a net loss of $3.4 million, or a loss per share (basic and diluted) of $0.16, after a non-cash vessel impairment charge of $0.7 million or approximately $0.04 per share, and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $0.2 million.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the fourth quarter of 2018 reflected a deterioration over the comparable period in 2017. Spot charter rates for medium range tankers (“MRs”) in the beginning of the fourth quarter, 2018 were near record lows but rebounded towards the end of the period. We decided to fix three of our MR’s on short-term time charters in order to ride out this difficult period. In addition to normal seasonal demand for heating oil in the Northern Hemisphere, the upswing was a result of some replenishment of refined products held in storage worldwide, healthier demand within the Atlantic basin and a stronger crude tanker market earlier in the quarter which caused certain larger product tankers to trade dirty cargoes and reduce available capacity to transport clean petroleum products, such as, diesel or jet fuel.

“Through the summer 2019, we expect chartering activity to be choppy within the product tanker sector. However, starting in the fall, we expect the market to improve significantly beyond the historical seasonal upswing of the fourth quarter. The primary reason is the worldwide impact of new IMO regulations regarding the use of low-sulphur fuels for a majority of the shipping industry. We have recently fixed two of our younger MR’s under time charters at higher rates of approximately $15,400 for one year which grant the charterer an option to extend for an additional year at a healthy rate of $17,500/day/vessel starting in the second quarter 2020. The Pyxis Malou will shortly finish her special survey, whereupon she will be employed under a six to eight month T/C at $14,000/day. Our remaining vessels will likely trade in the spot market. We believe this mixed employment strategy positions us to take advantage of increasing rates later this year. Overall, we continue to believe in a longer term, sustainable improvement in charter rates as a result of attractive market fundamentals, such as a relatively low newbuild orderbook for MRs combined with projected solid growth in consumption and increasing export-oriented petroleum refinery cargoes. Over the long-term, we intend to maintain this chartering strategy.

“During the difficult year of 2018, we focused on things over which we had greater control – costs and debt. We continue to be pleased with our disciplined, cost-effective operating structure, which was evidenced by our fleet-wide daily operating expenses of $5,785 per vessel for 2018, and represented a slight decrease from the prior year. Total daily operational costs, which include management fees and G & A expenses, for our eco-efficient MR’s continued to be very competitive within our sector at slightly over $7,800/day.

Overall, our leverage is on par within the tanker industry with year-end 2018 net debt to total capitalization of 59%. During the year, we completed debt refinancings of four of our vessels, in order to take advantage of a sizeable debt discount from one of our lenders who was exiting the industry, enhance our balance sheet liquidity and extend debt maturities. Our earliest balloon payment is 3.5 years from now.

“Over the near-term, we will continue to pursue cost-effective, growth capital to further improve our liquidity and selectively acquire MR2s of up to 10 years of age. We remain optimistic about the fundamentals of the product tanker market, and this fall should commence a sustainable period of an attractive chartering environment. We believe that Pyxis Tankers is positioned to take advantage of various opportunities to enhance shareholder value. ”

Results for the three months ended December 31, 2017 and 2018

For the three months ended December 31, 2018, we reported a net loss of $3.4 million, or $0.16 basic and diluted loss per share, compared to a net loss of $1.4 million, or $0.08 basic and diluted loss per share, for the same period in 2017. The increase in our net loss was primarily due to the lower time charter equivalent revenues which resulted from a difficult freight market, greater spot voyage activity and lower vessel utilization, a non-cash vessel impairment charge of $0.7 million that was recorded in the fourth quarter of 2018 related to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values, as well as higher interest expense of $0.7 million partially offset by lower general and administrative expenses of $0.3 million. Our Adjusted EBITDA was $0.2 million, a decrease of $0.8 million from $1.0 million for the same period in 2017.

Results for the years ended December 31, 2017 and 2018

For the year ended December 31, 2018, we reported a net loss of $8.2 million, or $0.39 basic and diluted loss per share, compared to a net loss of $5.2 million, or $0.28 basic and diluted loss per share, for the same period in 2017. The increase in our net loss was primarily due to lower time charter equivalent revenues which resulted from a difficult freight market, greater spot voyages activity and lower vessel utilization, a non-cash impairment charge for the same vessels of $2.3 million for the entire year, as well as higher interest expense of $1.6 million partially offset by a reduction in general and administrative expenses of $0.8 million and a gain on debt extinguishment of $4.3 million. For the year ended December 31, 2018, our Adjusted EBITDA was a negative $0.1 million, a decrease of $3.7 million from $3.6 million for the same period in 2017.

	Three Months ended December 31,		Year ended December 31,
	2017	2018	2017	2018
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	7,251	7,475	29,579	28,457
Voyage related costs and commissions	(1,866)	(3,034)	(8,463)	(11,817)
Time charter equivalent revenues*	5,385	4,441	21,116	16,640

Total operating days	486	461	1,956	1,816

Daily time charter equivalent rate	11,079	9,634	10,795	9,163

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended December 31, 2017 and 2018 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $7.5 million for the three months ended December 31, 2018, represented an increase of $0.2 million, or 3.1%, from $7.3 million in the comparable period in 2017. The increase in revenues, net during the fourth quarter of 2018 was mainly driven by the increase in revenues from spot chartering activity, compared to the three-month period ended December 31, 2017.

Voyage related costs and commissions: Voyage related costs and commissions of $3.0 million for the three months ended December 31, 2018, represented an increase of $1.1 million, or 62.6%, from $1.9 million in the comparable period in 2017. The increase is largely attributable to the number of days that the fleet operated under spot charters. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and the increase in spot chartering results in an increase in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.2 million for the three months ended December 31, 2018, represented a slight decrease of $0.1 million, or 4.4%, from $3.3 million in the comparable period in 2017.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended December 31, 2018, represented a decrease of $0.3 million, or 33.0%, from $0.9 million in the comparable period in 2017. The decrease in general and administrative expenses was primarily attributed to the $0.4 million non-cash restricted stock compensation that was recorded in the fourth quarter of 2017.

Management fees: For the three months ended December 31, 2018, management fees payable to our ship manager, Pyxis Maritime Corp. (“Maritime”), and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, of $0.4 million in aggregate, remained stable compared to the three-month period ended December 31, 2017.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the three-month period ended December 31, 2018, relatively the same as the comparable period of 2017.

Depreciation: Depreciation of $1.4 million for the three months ended December 31, 2018, remained stable compared to the three-month period ended December 31, 2017.

Vessel impairment charge: Vessel impairment charge of $0.7 million for the three months ended December 31, 2018 relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in the comparable period in 2017.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended December 31, 2018, amounted to $1.5 million, compared to $0.7 million for the three-month period ended December 31, 2017, an increase of $0.7 million, or 97%. The increase was attributable to the increase of the LIBOR-based interest rates applied to our outstanding bank debt and a refinancing of the loans for four of our vessels at significantly higher interest rates. While the total loans outstanding decreased from $71.4 million at December 31, 2017 to $67.5 million at December 31, 2018, the overall weighted average interest rate increased from 3.9% during the three months ended December 31, 2017 to 7.9% during the comparable period in 2018.

Management’s Discussion and Analysis of Financial Results for the Years ended December 31, 2017 and 2018 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net, of $28.5 million for the year ended December 31, 2018, represent a decrease of $1.1 million, or 3.8%, from $29.6 million in the comparable period in 2017. We owned 6 vessels during the year, the same number as in the prior year, with 2,154 available days for revenue generation in 2018 compared to 2,190 available days in 2017. Available days were lower in 2018 due to the scheduled special survey of Pyxis Theta and the drydocking of Pyxis Malou. Our Handysize tankers operated solely in the spot market during 2018 whereas our MR tankers operated both on spot and in the time charter market, all under difficult conditions for most of 2018.

Revenue from spot voyages in 2018 was $17.0 million, an increase of $0.3 million from $16.7 million in 2017. Time charter revenue decreased by 11.2% or $1.4 million, from $12.9 million in 2017 to $11.5 million in 2018. The overall revenue decrease in 2018 was attributable to lower time charter equivalent rates from weaker freight markets as well as to a decrease in total operating days as a result of increased idle days between charters, particularly for the Handysize vessels, and the dry docking of the two vessels during the year.

Voyage related costs and commissions: Voyage related costs and commissions of $11.8 million for the year ended December 31, 2018, represented an increase of $3.4 million, or 39.6%, from $8.5 million in the comparable period in 2017. The increase is largely attributable to the number of days that the fleet operated under spot charter and greater idle days between voyages. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and the increase in spot chartering results in an increase in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $12.7 million for the year ended December 31, 2018, represented a slight decrease of $0.1 million, or 0.7%, from $12.8 million in the comparable period in 2017.

General and administrative expenses: General and administrative expenses were $2.4 million for the year ended December 31, 2018, a decrease of $0.8 million, or 24.6%, from $3.2 million in the comparable period in 2017. The reduction in general and administrative expenses in 2018 was largely a result of lower non-cash restricted stock compensation of $0.4 million and lower legal, audit and other expenses of $0.4 million, substantially associated with a terminated securities offering in 2017.

Management fees, related parties: Management fees to Maritime of $0.7 million for the year ended December 31, 2018, remained the same in 2017.

Management fees, other: Management fees, payable to ITM of $0.9 million for the year ended December 31, 2018, were the same in 2017.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the year ended December 31, 2018, was relatively the same as the prior year.

Depreciation: Depreciation of $5.5 million for the year ended December 31, 2018, remained flat compared to the year ended December 31, 2017.

Vessel impairment charge: Vessel impairment charge of $2.3 million, for the year ended December 31, 2018 relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in 2017.

Bad debt provisions: Bad debt provisions of $0.2 million for the year ended December 31, 2017, which represent doubtful trade accounts receivable, decreased to $0.0 million, or 94.4% for the year ended December 31, 2018.

Gain from debt extinguishment: Gain from debt extinguishment in 2018 was $4.3 million as a result of the early prepayment of loans from Commerzbank when the existing debt for Northsea Alpha, Northsea Beta and Pyxis Malou was refinanced in full with Amsterdam Trade Bank, N.V. (“ATB”) in February, 2018.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2018, amounted to $4.5 million, compared to $2.9 million in the comparable period in 2017, an increase of $1.6 million, or 55.0%. The increase was attributable to the increase of the LIBOR-based interest rates applied to our outstanding bank debt and a refinancing of the loans for four of our vessels at significantly higher interest rates. While the total loans outstanding decreased from $71.4 million at December 31, 2017 to $67.5 million at December 31, 2018, the overall weighted average interest rate increased from 3.7% in 2017 to 6.0% in 2018.

Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended December 31, 2017 and 2018

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2018

Revenues, net	7,251	7,475

Expenses:
Voyage related costs and commissions	(1,866)	(3,034)
Vessel operating expenses	(3,347)	(3,201)
General and administrative expenses	(912)	(611)
Management fees, related parties	(180)	(182)
Management fees, other	(233)	(233)
Amortization of special survey costs	(19)	(45)
Depreciation	(1,403)	(1,381)
Vessel impairment charge	-	(739)
Operating loss	(709)	(1,951)

Other expenses:
Loss from financial derivative instrument	-	(31)
Interest and finance costs, net	(740)	(1,458)
Total other expenses, net	(740)	(1,489)

Net loss	(1,449)	(3,440)

Loss per common share, basic and diluted	$(0.08)	$(0.16)

Weighted average number of common shares, basic and diluted	19,006,154	20,942,599

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2017 and 2018 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year Ended	Year Ended
	December 31, 2017	December 31, 2018

Revenues, net	29,579	28,457

Expenses:
Voyage related costs and commissions	(8,463)	(11,817)
Vessel operating expenses	(12,761)	(12,669)
General and administrative expenses	(3,188)	(2,404)
Management fees, related parties	(712)	(720)
Management fees, other	(930)	(930)
Amortization of special survey costs	(73)	(133)
Depreciation	(5,567)	(5,500)
Vessel impairment charge	-	(2,282)
Bad debt provisions	(231)	(13)
Operating loss	(2,346)	(8,011)

Other expenses:
Gain from debt extinguishment	-	4,306
Loss from financial derivative instrument	-	(19)
Interest and finance costs, net	(2,897)	(4,490)
Total other expenses, net	(2,897)	(203)

Net loss	(5,243)	(8,214)

Loss per common share, basic and diluted	$(0.28)	$(0.39)

Weighted average number of common shares, basic and diluted	18,461,455	20,894,202

Consolidated Balance Sheets

As of December 31, 2017 and 2018 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2017	December 31, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,693	545
Restricted cash, current portion	141	255
Inventories	1,016	807
Trade accounts receivable, net	703	2,585
Prepayments and other assets	342	115
Total current assets	3,895	4,307

FIXED ASSETS, NET:
Vessels, net	115,774	107,992
Total fixed assets, net	115,774	107,992

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,859	3,404
Financial derivative instrument	-	28
Deferred charges, net	285	740
Prepayments and other assets	-	146
Total other non-current assets	5,144	4,318
Total assets	124,813	116,617

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7,304	4,333
Trade accounts payable	2,293	4,746
Due to related parties	2,125	3,402
Hire collected in advance	-	422
Accrued and other liabilities	809	642
Total current liabilities	12,531	13,545

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	59,126	58,129
Promissory note	5,000	5,000
Total non-current liabilities	64,126	63,129

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 20,877,893 and 21,060,190 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	21	21
Additional paid-in capital	74,766	74,767
Accumulated deficit	(26,631)	(34,845)
Total stockholders’ equity	48,156	39,943
Total liabilities and stockholders’ equity	124,813	116,617

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2018 (unaudited)

(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31, 2017	December 31, 2018

Cash flows from operating activities:
Net loss	(5,243)	(8,214)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation	5,567	5,500
Amortization of special survey costs	73	133
Amortization and write-off of financing costs	153	386
Vessel impairment charge	-	2,282
Gain from debt extinguishment	-	(4,306)
Loss from financial derivative instrument	-	19
Stock compensation	355	-
Bad debt provisions	231	13
Changes in assets and liabilities:
Inventories	157	209
Trade accounts receivable, net	747	(1,895)
Prepayments and other assets	62	227
Special survey cost	-	(588)
Trade accounts payable	(858)	2,499
Due to related parties	2,672	1,277
Hire collected in advance	(415)	422
Accrued and other liabilities	176	(167)
Net cash provided by / (used in) operating activities	3,677	(2,203)

Cash flow from investing activities:
Advances for Ballast Water Treatment System	-	(99)
Net cash used in investing activities	-	(99)

Cash flows from financing activities:
Proceeds from long-term debt	-	44,500
Repayment of long-term debt	(6,963)	(43,640)
Gross proceeds from issuance of common stock	4,800	315
Common stock offerings costs	(414)	(407)
Payment for financial derivative instrument	-	(47)
Payment of financing costs	(190)	(908)
Net cash used in financing activities	(2,767)	(187)

Net increase / (decrease) in cash and cash equivalents	910	(2,489)

Cash and cash equivalents at the beginning of the period	5,783	6,693

Cash and cash equivalents at the end of the period	6,693	4,204

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of December 31, 2018, we were required to maintain minimum liquidity of $3.7 million. Total cash and cash equivalents, including restricted cash, aggregated to $4.2 million as of December 31, 2018.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2017	December 31, 2018
Bank debt	$66,430	$62,462
Promissory Note - related party	5,000	5,000
Total	$71,430	$67,462

Our weighted average interest rate on our total funded debt for the year ended December 31, 2018 was 6.0%.

On March 30, 2018, we filed with the SEC a prospectus supplement to sell up to $2.3 million of our common shares through an At-The-Market offering or similar direct placement (“ATM Program”). We did not sell any shares under this initial ATM Program, but on November 19, 2018 we amended the prospectus supplement to increase the offering to approximately $3.7 million. We issued 182,297 common shares in November, 2018 at a weighted average price per share of $1.73. At December 31, 2018, our outstanding shares had increased to 21,060,190 of which Mr. Valentis beneficially owned 80.9%.

Promissory Note: On June 29, 2018, we entered into an amendment to the outstanding unsecured promissory note (the “Note”) we issued in favor of Maritime Investors Corp., an affiliate controlled by Mr. Valentis, which (i) extended the maturity date from June 15, 2019 to March 31, 2020 and (ii) increased the interest rate from 4.0% to 4.5% per annum. The Note cannot be repaid in whole or in part while any Pay-In-Kind interest and Principal Deficiency Amount under the loan agreement of the Eighthone Corp. with EntrustPermal is outstanding (see below).

Interest Rate Cap: In order to hedge our variable interest rate exposure, on January 19, 2018, Seventhone Corp. entered into an interest rate cap with its lender for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022 and does not qualify for hedge accounting.

Refinancing of Certain Loan Agreements: On February 28, 2018, we refinanced existing indebtedness of $26.9 million for Secondone, Thirdone and Fourthone with a new 5-year secured term loan of $20.5 million and cash of $2.1 million. The difference of approximately $4.3 million was recorded as gain from debt extinguishment in the first quarter of 2018. Interest was charged at LIBOR plus a margin of 4.65% per annum. The new loan is repayable in 20 quarterly installments amounting to $10.3 million in the aggregate, the first falling due in May 2018, and the last installment accompanied by a balloon payment of $10.2 million falling due in February 2023. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity.

On September 27, 2018, Eighthone, our vessel owning subsidiary that owns the Pyxis Epsilon, entered into a new $24.0 million loan agreement for the purpose of refinancing the outstanding indebtedness under the previous loan facility. The new secured loan matures in September 2023 and contains certain standard loan covenants including, amongst others, a minimum loan to value ratio and liquidity. The new facility bears an interest rate of 11.0% per annum and incurs fees payable upfront and upon early prepayment or final repayment of outstanding principal. The loan amortizes in 18 quarterly installments starting in March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. After repayment of the prior loan, the new 5-year secured loan provided us approximately $7.3 million of additional liquidity for general corporate purposes.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net loss, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as, vessel impairment charge and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended December 31,		Year Ended December 31,
(In thousands of U.S. dollars)	2017	2018	2017	2018
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(1,449)	$(3,440)	$(5,243)	$(8,214)

Depreciation	1,403	1,381	5,567	5,500

Amortization of special survey costs	19	45	73	133

Interest and finance costs, net	740	1,458	2,897	4,490

EBITDA	$713	$(556)	$3,294	$1,909

Gain from debt extinguishment	-	-	-	(4,306)

Loss from financial derivative instrument	-	31	-	19

Vessel impairment charge	-	739	-	2,282

Stock compensation	355	-	355	-

Adjusted EBITDA	$1,068	$214	$3,649	$(96)

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:

(Amounts in U.S.$, unless otherwise stated)		Three Months Ended December 31,		Year Ended December 31,
		2017	2018	2017	2018
Eco-Efficient MR2: (2 of our vessels)
	TCE	12,942	11,124	13,027	10,524
	Opex	5,846	5,716	5,838	5,962
	Utilization %	98.4%	96.2%	94.1%	91.8%
Eco-Modified MR2: (1 of our vessels)
	TCE	14,353	13,648	13,042	12,383
	Opex	6,051	6,714	6,433	6,505
	Utilization %	84.8%	85.9%	90.1%	86.6%
Standard MR2: (1 of our vessels)
	TCE	13,054	8,428	12,209	8,887
	Opex	6,633	6,473	6,036	6,039
	Utilization %	100.0%	80.4%	99.2%	91.0%
Small Tankers: (2 of our vessels)
	TCE	5,342	5,883	5,979	5,844
	Opex	6,003	5,087	5,408	5,122
	Utilization %	73.4%	71.2%	79.2%	72.6%
Fleet: (6 vessels)
	TCE	11,079	9,634	10,795	9,163
	Opex	6,064	5,799	5,827	5,785
	Utilization %	88.0%	83.5%	89.3%	84.3%

Conference Call and Webcast

We will host a conference call to discuss our results at 8:30 a.m., Eastern Time, on March 21, 2019.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (from the US), 0(808) 238-0669 (from the UK toll free) or (+44) (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Thursday, March 27, 2019. The United States toll-free replay number is 1 (866) 331-1332; from the UK toll-free 0(808) 238-0667; or standard international replay number of (+44) (0) 3333 009785 , and the access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page. Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1900150/00A13A319DE8324144C983E202F66065

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call. The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of March 15, 2019)

			Carrying			Charter	Earliest
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$13,350	March 2019
Pyxis Theta [3]	SPP / S. Korea	MR	51,795	2013	Time	$13,800	May 2019
Pyxis Malou [4]	SPP / S. Korea	MR	50,667	2009	n/a	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$12,800	March 2019
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	Charter rates are gross and do not reflect any commissions payable.
2)	Pyxis Epsilon is contracted to begin a new time charter on April 1, 2019 at a gross charter rate of $15,350/d for 12 months (+/- 30 days) with an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d at charterer’s option.
3)	Pyxis Theta is contracted to begin a new time charter on June 1, 2019 at a gross charter rate of $15,375/d for 12 months (+/- 30 days) with an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d at charterer’s option.
4)	Upon completion of its second special survey in late March, the Pyxis Malou is contracted to begin a new time charter of a minimum of six months to a maximum of eight months (+/- 20 days) at a gross charter rate of $14,000/d.

The second special survey drydocking, including installation of Ballast Water Treatment System, of the Pyxis Malou is scheduled to be completed in March, 2019 at an aggregate cost of approximately $1.1 million.

As of December 31, 2018, our fleet was independently valued at $103.4 million based on the average of appraisals from three internationally recognized marine brokers.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential,” “likely” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.